15026037

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC REPORT

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67515

SEC Mail Processing Section RECEIVED MAR 3 1 2015 Washington DC 194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PINNACLE INVESTMENTS, LLC**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 PLUM STREET, SUITE 120
(No. and Street)

SYRACUSE	**NEW YORK**	**13204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC D. KROUSE, CEO **(315) 251-1101**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN SMITH WALLACE LLC

6 CITYPLACE DRIVE, STE 900	**ST. LOUIS**	**MISSOURI**	**63141**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

3/31/15

OATH OR AFFIRMATION

I, **Eric D. Krouse**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Investments, LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ELIZABETH N BARTLETT
Notary Public - State of New York
NO. 01BA6158231
Qualified in Onondaga County
My Commission Expires 12/26/18

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements for brokers and dealers Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report
- ☐ (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- ☐ (o) Management's assertion letter regarding 15c3-3 Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE INVESTMENTS, LLC

SYRACUSE, NEW YORK

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

CONTENTS

	Pages
ANNUAL AUDITED REPORT FORM X-17A-5 PART III (Facing Page)	1
OATH OR AFFIRMATION	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Notes to Financial Statements	5 - 11

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE"

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Pinnacle Investments, LLC
Syracuse, New York

We have audited the accompanying statement of financial condition of Pinnacle Investments, LLC (a New York limited liability company, the "Company") as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Pinnacle Investments, LLC's management is responsible for the statement of financial condition. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Pinnacle Investments, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
March 27, 2015

PINNACLE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 462,532
Cash deposited with clearing organization	150,000
Marketable securities - at market value	8,255
Receivable from broker-dealers and clearing organization	192,864
Prepaid expenses	32,551
Property and equipment - net	75,561
Due from related parties	373,738
Advance to brokers	27,872
Total assets	$ 1,323,373

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 269,724
Deferred revenue	691,667
Total liabilities	961,391
Member's equity	361,982
Total liabilities and member's equity	$ 1,323,373

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

Pinnacle Investments, LLC (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York registered Limited Liability Company, and is a wholly owned subsidiary of Pinnacle Holding Company, LLC (Parent), with whom it files a consolidated tax return. As a Limited Liability Company, members are not personally liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Note 2. Summary of Significant Accounting Policies

Nature of Operations

The Company is an introducing broker-dealer primarily engaged in the trading and brokerage of investment company shares, equity securities, bonds, insurance, other investment products and investment advisory services in the Central New York area. The Company used National Financial Services through November 2014 and now uses First Clearing (FC) to carry customer accounts and clear transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company has balances with a financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Cash balances are also maintained with other financial institutions that are not insured by the FDIC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments and money market funds with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 2. Summary of Significant Accounting Policies (continued)

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued under fair value pricing as those terms are described for financial statement purposes. All securities' valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax reporting purposes within the Parent company return, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the statement of financial condition.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes over their estimated useful lives ranging from 5 to 15 years. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

Pinnacle Investments, LLC is a single member limited liability company and is considered a disregarded entity for income tax purposes as it files a consolidated return with Pinnacle Holding Company, LLC (Parent). Under these elections, the income is generally taxed directly to the member. The only periods subject to examination for the Parents's returns are the 2012 through 2014 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the period covered in this report.

Note 2. Summary of Significant Accounting Policies (continued)

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Investment Advisory and Administrative Service Fees

Investment Advisory and Administrative Service Fees are billed quarterly and recorded as received.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2014 were $25,495.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between January 1, 2015 and March 27, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Any material events or transactions discovered have been included in these financial statements.

Note 3. Cash Deposited with Clearing Organization

The Company is required and maintains an escrow deposit account with FC in the amount of $100,000. If the agreement between the Company and FC is terminated for any reason, FC may deduct from the escrow account any amounts the Company owes FC due to failure to meet any of its obligations under the agreement. The Company is also required to maintain an escrow deposit account with former clearing firm NFS in the amount of $50,000. The Company is in the process of winding down this relationship and anticipates receiving this amount as a result.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3 Inputs* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Investments

Cost and fair value of equity securities:

	Cost	Gross Unrealized Loss	Level 1 Total Fair Value
Available for sale mutual funds, bonds and equity securities	$ 12,918	$ (4,663)	$ 8,255

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses. The resulting difference between cost and fair value is included in the income statement.

The net change in unrealized holding loss on available for sale securities was $5,693 for the year ended December 31, 2014.

Note 5. Commissions Receivable and Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and FC in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

Note 5. Commissions Receivable and Concentrations of Credit Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FC extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with current clearing firm FC and former clearing firm NFS. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and FC/NFS internal margin requirements.

When a transaction is carried out on a cash basis with the clearing firm, the Company is responsible for the failure of a customer to deliver securities sold or make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations. The Company uses the direct write-off method in recognizing bad debt.

Note 6. Property and Equipment - Net

A schedule of property and equipment at December 31, 2014 is as follows:

Furnishings	$ 88,663
Office equipment	174,683
Total	263,346
Accumulated depreciation	(187,785)
Property and equipment - net	$ 75,561

Note 7. Commitments and Contingencies

Lease Commitments

The Company subleases it office equipment on a month to month basis at $3,015 per month from an unrelated party.

Contingencies - Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial statements.

Contingencies - Other

The Company has a termination fee associated with the clearing agreement with First Clearing and management has applied the criteria within ASC 450, Contingencies, in determining that there is no accrual requirement for any such fees at December 31, 2014.

Note 8. Incentive Payment

In December 2014, the Company entered into a new clearing agreement with First Clearing. As part of the agreement, the Company received a one-time incentive payment of $700,000. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Suptopic 605-50, Customer Payments and Incentives, this amount has been recorded as deferred revenue on the accompanying statement of financial condition and is being amortized on a straight-line basis over the 7 year term of the agreement with the amortization included as a reduction of clearing fees. Subsequent to year-end, the Company amended its agreement with FC which resulted in the amount being allowable within the computation of net capital pursuant to Rule 15c3-1 (see Note 10). Amortization for the year ended December 31, 2014 was $8,333.

Note 9. Retirement Plan

The Company has a defined contribution profit sharing plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Directors. The Directors elected to make no profit sharing contribution for the year ended December 31, 2014. Company matching contributions for 2014 were $192,525.

Note 10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2014, the Company's aggregate indebtedness and net capital were $961,391 and ($180,850), respectively, and net capital was below its minimum capital requirement of $64,093 by ($244,943). Subsequent to December 31, 2014, the Company amended its agreement with FC and had the amendment been in effect as of the date of the financial statements, the Company would have had net capital of $513,508 which would have been $449,515 in excess of the above referenced minimum and the aggregate indebtedness to net capital ratio would have been 1.87 to 1 as computed under Rule 15c3-1.

Note 11. Related Party Transactions

For the year ended December 31, 2014, the Company paid $297,692 in management fees, commissions, occupancy and other administrative expenses to its Parent company. At December 31, 2014, the Company had advanced $303,996 to its Parent company which has been included in due from related party in the accompanying statement of financial condition.